Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

March 4, 2011

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
 Attn: Patricia Williams, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Williams:

     Thank you for Briccio Barrientos’ telephonic comments received by Joseph P. Kelly of Dechert LLP, counsel for the Trust, on February 4, 2011 regarding the registration statement on Form N-1A for the Trust with respect to Market Vectors Andean Equity ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2010 (the “Initial Registration Statement”). Below, we describe the changes that will be made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

     We note that the Registration Statement has been revised to reflect that the Fund intends to invest primarily in securities of companies located in Colombia, rather than companies located in Colombia, Peru and Chile, which has been discussed with Michael Shaffer of the Division of Investment Management. In connection with this change, the Fund has been renamed the “Market Vectors Colombia ETF.” The Andean Country-specific risk disclosure and the index description has been revised to reflect this change.

      PROSPECTUS

Comment 1.	Please explain how an issuer domiciled and primarily listed on an exchange in an Andean Country necessarily ties the issuer economically to such countries.

Response 1.
We respectfully acknowledge your comment; however, we believe that this prong of the test for considering an issuer to be from an Andean Country is consistent with the Adopting Release for Rule 35d-l under the Investment Company Act of 1940, as amended, in that being domiciled and primarily listed on an exchange in an Andean Country would expose the Fund’s assets to the economic fortunes and risks of the countries indicated by the Fund’s name.[1] In addition, there are numerous instances where this standard is used by other funds whose names indicate an emphasis in certain geographic regions.

Comment 2.
Please supplementally confirm that neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services or include the disclosure required by Item 8 of Form N-1A.

	Response 2.	As of the date of this letter, we confirm that neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Comment 3.
Under the section entitled “Additional Information About the Fund’s Investment Strategies And Risks—Additional Investment Strategies,” please clarify which derivatives the Fund intends to invest in and disclose the specific risks associated with such investments.

	Response 3.	The disclosure has been revised accordingly.

Comment 4.
Under the section entitled “Additional Information About the Fund’s Investment Strategies And Risks—Risks of Investing in the Fund,” please include disclosure concerning risks specific to Andean Countries.

	Response 4.	The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Comment 5.	Please revise fundamental investment restriction #7 as follows:

The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry except that the Fund will invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industries. This limit does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities. [(Emphasis added.)]

	Response 5.	In order to maintain consistency in the disclosures for the existing series of the Trust, we have added the following below the quoted investment restriction:

Pursuant to restriction (7), if the Fund’s Index concentrates in an industry or group of industries, the Fund will concentrate its investments accordingly. If the Fund’s Index ceases to concentrate in an industry or group of industries, the Fund will cease concentrating its investments accordingly.

_________
1	See Final Rule: Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) at n. 24 and accompanying text.

Comment 6.	Please revise the heading in the table under “Board of Trustees of the Trust—Independent Trustees” and “—Interested Trustee” to state “Other Directorships Held By Trustee During Past Five Years.”

	Response 6.	The disclosure has been revised accordingly.

* * * * *

     As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

  the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon